Monthly Report - September, 2014

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        7,576,350       43,609,724
Change in unrealized gain (loss) on open          (5,274,350)      (5,078,452)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                 108            7,945
      obligations
   Change in unrealized gain (loss) from U.S.           7,756           35,099
      Treasury obligations
Interest Income 			               22,241          224,690
Foreign exchange gain (loss) on margin deposits      (126,330)         (88,189)
				                 ------------    -------------
Total: Income 				            2,205,775       38,710,817

Expenses:
   Brokerage commissions 		            1,228,818       11,802,765
   Management fee 			               30,383          312,006
   20.0% New Trading Profit Share 	                    0                0
   Custody fees 		       	               12,611           47,350
   Administrative expense 	       	              117,291        1,077,989
					         ------------    -------------
Total: Expenses 		                    1,389,103       13,240,110
Net Income(Loss)			   $          816,672       25,470,707
for September, 2014

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (232,026.153    $     5,812,091    240,298,016    246,110,107
units) at August 31, 2014
Addition of 		 	              0        134,430        134,430
127.308 units on September 1, 2014
Redemption of 		 	              0    (3,789,336)    (3,789,336)
(3,600.173) units on  September 30, 2014*
Net Income (Loss)               $        46,770        769,902        816,672
for September, 2014
         			   -------------   -------------   -----------


Net Asset Value at September 30, 2014
(228,619.921 units inclusive
of 66.633 additional units) 	      5,858,861    237,413,012    243,271,873
				  =============  ============= ==============


		GLOBAL MACRO TRUST September 2014 UPDATE
                      Year to Date     Net Asset
Series	  September ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1       0.27% 	   9.77%  $    1,046.37	  212,268.566 $   222,112,168
Series 2       0.62% 	  13.32%  $    1,264.64	       39.121 $        49,474
Series 3       0.64% 	  13.53%  $    1,278.59	   14,107.110 $    18,037,221
Series 4       0.81% 	  15.25%  $    1,393.58	    2,205.124 $     3,073,010

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Co-chief Executive Officer
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




			October 8, 2014
Dear Investor:


The Trust was slightly profitable in September as gains from trading currency forwards and commodity futures more than offset the losses from trading equity and interest rate futures.

Losses on long positions in U.S., Australian, Canadian and British note and bond futures outpaced the gains from long positions in German, French, Italian and Japanese note and bond futures. A long position in short term eurodollar interest rate futures also generated a loss, while a long euribor trade was profitable. These results seem to reflect the differing directions in monetary policies for the countries involved, with the Federal Reserve and Bank of England discussing the timing of rate increases, while the ECB and Bank of Japan are continuing to move in the direction of further monetary ease.

In the wake of slower than expected growth in China and political turmoil in Hong Kong, long positions in Chinese, Hong Kong, Australian and Korean equity futures registered significant losses. With the Bank of England discussing when and how to raise interest rates and in the heat of the Scottish Independence vote, a long FTSE trade was unprofitable. Long positions in Canadian, South African and U.S. small cap equity futures were also unprofitable, as was a short VIX trade in the wake of increasing volatility. On the other hand, long positions in Japanese and Continental European equity futures produced partially offsetting gains.

With U.S. monetary policy tilting toward tightness while that of the ECB and Bank of Japan is leaning toward more ease, long dollar positions versus the euro and yen were quite profitable. Long U.S. dollar trades against the currencies of Chile, Israel, Norway, Poland, Russia, Switzerland, South Africa and Sweden were profitable as well. Also, a long sterling/short dollar position was profitable. On the other hand, short dollar trades versus the currencies of Brazil, Canada, Columbia, India, Korea, Singapore and New Zealand registered losses and were reduced. Non-dollar cross rate trading was slightly unprofitable, largely due to trading the euro against a variety of currencies.

The grain supply outlook was upbeat as the U.S. forecast bumper crops, and corn and wheat prices plunged to four year lows. Consequently, short corn, wheat and soybean positions produced solid profits. Livestock trading was flat.

Ample supply pushed sugar prices to seven year lows and a short sugar trade was profitable. An abundant U.S. cotton harvest combined with weak Chinese demand to drive cotton prices lower and generate a gain on a short position. Finally, a long cocoa trade was profitable, as concern about Ebola in West Africa prompted supply worries.

Weaker Chinese demand, a stronger dollar and rising U.S. energy supplies pushed energy prices lower, and short positions in Brent crude, London gas oil, heating oil and RBOB gasoline were profitable.

Metal trading was marginally profitable as prices weakened late in the month in response to a stronger dollar and softer economic data out of China. As a result, short positions in nickel, platinum and silver posted gains, while long aluminum, lead and palladium trades registered losses. A long zinc trade was profitable as supplies tightened in the wake of several "old mine" closures.



    					Very truly yours,

				       	Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman